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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                                   ----------

                                   (MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM_________ TO _____________


                          COMMISSION FILE NUMBER 1-8514

         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                               M-I RETIREMENT PLAN
                                 P.O. BOX 42842
                             HOUSTON, TX 77242-2842

         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            SMITH INTERNATIONAL, INC.
                      411 N. SAM HOUSTON PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77060

================================================================================

The following financial statements and exhibits are filed as a part of this annual report:


                                                                                                        Sequentially
                                                                                                          Numbered
                                                                                                            Page
                                                                                                        ------------
Index to Financial Statements and Supplementary Information:

   Report of Independent Public Accountants                                                                    3

   Statements of Net Assets Available for Plan Benefits
     at December 31, 2000 and 1999                                                                             4

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Year Ended December 31, 2000                                                        5

   Notes to Financial Statements                                                                               6

   Schedule I - Schedule of Assets (Held at End of Year)                                                      11
   Schedule II - Schedule of Nonexempt Transactions                                                           12

Exhibit:

   23.1 - Consent of Independent Public Accountants                                                           15



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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee of
M-I Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the M-I Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, and schedule of nonexempt transactions for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP


Houston, Texas
June 20, 2001

                               M-I RETIREMENT PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999



                                                         2000           1999
                                                     ------------   ------------
ASSETS:
   Investments, at fair value                        $131,562,614   $114,674,670
                                                     ------------   ------------

   Receivables-
     Company contributions                              2,485,417        866,042
     Participant contributions                            833,132        266,601
     Other                                                     --         14,053
                                                     ------------   ------------

            Total receivables                           3,318,549      1,146,696
                                                     ------------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS               $134,881,163   $115,821,366
                                                     ============   ============



   The accompanying notes are an integral part of these financial statements.

                               M-I RETIREMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1999              $ 115,821,366

ADDITIONS:
   Income (loss)-
     Interest income                                                         1,241,991
     Dividend income                                                         7,499,989
     Net appreciation in fair value of common stock                          4,036,460
     Net depreciation in fair value of registered investment companies      (2,798,860)
                                                                         -------------

                                          Total income                       9,979,580
                                                                         -------------

   Contributions-
     Company, net of forfeitures                                             5,951,366
     Participant                                                             7,615,599
     Rollover                                                                1,036,515
                                                                         -------------

                                          Total contributions               14,603,480
                                                                         -------------

                                          Total additions                   24,583,060
                                                                         -------------

DEDUCTIONS:
   Benefits paid to participants                                             5,484,280
   Administrative expenses                                                      38,983
                                                                         -------------

                                          Total deductions                   5,523,263
                                                                         -------------

NET ADDITIONS TO NET ASSETS AVAILABLE FOR PLAN BENEFITS                     19,059,797
                                                                         -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2000              $ 134,881,163
                                                                         =============



    The accompanying notes are an integral part of this financial statement.



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

                               M-I RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT
    PLAN PROVISIONS:

The following description of the M-I Retirement Plan (the "Plan"), formerly known as the M-I L.L.C. Profit Sharing and Savings Plan, provides only general information. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions as the Plan document is controlling at all times.

General

The Plan is a defined contribution plan of M-I L.L.C. (the "Company"). The Company is a majority-owned subsidiary of Smith International, Inc. ("Smith"). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is available to all employees who meet certain eligibility requirements.

Administration and Trustee

The Company is the plan administrator and sponsor of the Plan, as defined under ERISA. The Plan's operations are monitored by an administrative committee (the "Administrative Committee") which is comprised of officers and employees of the Company. Vanguard Fiduciary Trust Company ("Vanguard" or the "Trustee") is the trustee of all investments held by the Plan.

Eligibility

An eligible employee of the Company, as defined under the Plan, may participate in the Plan on the first day of the first month following the date of hire. There is no minimum age requirement under the Plan.

Compensation

Compensation, as defined in the Plan, includes the cash compensation that is paid by the Company to a participant during the Plan year for services performed and is included in the employee's gross income under the Internal Revenue Code of 1986, as amended (the "Code"), including regular or base salary, wages, commissions, overtime, bonuses, nondeferred incentive awards and foreign service allowance, as such compensation items are reported on the employee's Form W-2 for the calendar year. Compensation shall exclude benefits paid or credited under the Plan or any other deferred compensation plan maintained by the Company.

Contributions

Participants may elect to contribute voluntarily, in .5 percent increments, from
 .5 percent to 15 percent of their compensation, subject to a maximum amount of $10,500 during 2000 under Section 402(g) of the Code.

At its discretion, the Company may provide contributions to the Plan for each participant equal to 3 percent of the participant's compensation during the Plan year (the "Basic Contribution"). The Company may also provide a 100 percent matching contribution of the first 1.5 percent of a participant's contribution (the "Matching Contribution"). For 2000, the Company made a Basic Contribution equal to 3 percent of the participant's compensation during the Plan year and a Matching Contribution equal to 100 percent of the first 1.5 percent of a participant's contribution.

In addition, with respect to each Plan year, the Company may contribute to the Plan (from the Company's net income or any accumulated earnings and profits) profit-sharing contributions (the "Profit-Sharing Contribution") in such amounts, if any, as determined by the Company and approved and ratified by the Company's board of directors. For 2000, the Company made a Profit-Sharing Contribution equal to 2.5 percent of a participant's compensation during the Plan year, not to exceed the participant's contribution amount.

Vesting

Participants are immediately vested in their contributions and the net earnings thereon. Participants will vest annually in the Company's contributions in 20 percent increments commencing with their first year of service. Participants, or their beneficiaries, as appropriate, may also become fully vested in the Company's contributions in the event of a participant's death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65.

The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between Smith and the Company.

Investment Options

At December 31, 2000 and 1999, the Plan's investments are held in a trust fund administered by Vanguard.

Participants have the option of investing their contributions and the Company's Basic, Matching and Profit-Sharing Contributions among one or all of the seven registered investment companies, a common/collective trust offered by the Vanguard Group of Investment Companies (the "Vanguard Funds") and the common stock of Smith International, Inc.

Payment of Benefits

A participant may elect to receive benefit payments by any one of the several methods provided by the Plan upon termination of service or retirement.

The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by the Company. Such distributions are limited to the vested amount then credited to such participant's account.

Loans

Participants may borrow from their accounts no more than once annually, subject to terms specified by the Company. Participants may not take out a loan that, in the aggregate, exceeds $50,000 or 50 percent of the member's vested interest in his or her account. These loans bear annual rates of interest commensurate with the prevailing interest rate charged on similar commercial loans had the loan been made under similar circumstances by a lending institution.

Forfeitures

In the event that a participant terminates employment with the Company, the participant's vested balances will be distributed at the participant's election or distributed if the account balance is less than $5,000. Forfeitures are applied first to reinstate the participant's previously forfeited amounts if the participant is reemployed by the Company within five years. Any remaining forfeitures may be used to reduce subsequent Company contributions or offset Plan expenses.

Administrative Expenses

The Plan is responsible for its administrative expenses. The Company may elect to pay administrative expenses from the forfeitures of the Plan or pay expenses on behalf of the Plan.

Termination of the Plan

The Company presently intends to continue the Plan indefinitely. However, the Company reserves the right to discontinue the Plan at any time and for any reason. In the event of termination, partial termination or discontinuance of contributions under the Plan, participants will be credited with a fully vested interest in their respective Company contributions.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Plan investments are stated at fair value, as determined by the Trustee primarily by reference to published market data, except for the Vanguard Retirement Savings Trust which is stated at contract value.

The Vanguard Retirement Savings Trust is a common/collective trust investing primarily in guaranteed investment contracts ("GICS"). The GICS are fully benefit responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The effective yield of the collective trust fund was 6.2 percent for the year ended December 31, 2000.

Investment Income

Net appreciation or depreciation in fair value of registered investment companies and net appreciation or depreciation in fair value of common stock in the statement of changes in net assets available for plan benefits includes the realized gains or losses on the sale of investments and unrealized appreciation or depreciation in the fair value of investments.

Participant Account Valuation

The Plan provides that each fund's income shall be allocated daily to the individual participant in the proportion that the individual participant's account balance in such fund bears to the total balance of that fund, after reducing the participant's account by any distributions from the account on a daily basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.  FEDERAL INCOME TAX STATUS:

The Plan obtained its latest determination letter on September 11, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common stock, registered investment companies and a common/collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

5.  PARTY-IN-INTEREST TRANSACTIONS:

The Plan invests in shares of common stock of Smith. As Smith is the parent company of the sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment companies and a common/collective trust fund managed by Vanguard. As Vanguard is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

6.  INVESTMENTS:

Individual investments which exceed 5 percent of net assets available for Plan benefits as of December 31, 2000, are as follows:

Smith International, Inc., common stock                    $  10,076,120
Vanguard 500 Index Portfolio Fund                             11,000,544
Vanguard PRIMECAP Fund                                        25,155,689
Vanguard Retirement Savings Trust                             15,627,887
Vanguard Wellington Fund                                      43,441,170
Vanguard Windsor Fund                                         11,175,992

Individual investments which exceed 5 percent of net assets available for Plan benefits as of December 31, 1999, are as follows:

Smith International, Inc., common stock                          $   7,515,884
Vanguard 500 Index Portfolio Fund                                   10,154,427
Vanguard Money Market Reserves Prime Portfolio                       5,971,759
Vanguard PRIMECAP Fund                                              16,514,452
Vanguard Retirement Savings Trust                                   14,955,905
Vanguard Wellington Fund                                            40,721,352
Vanguard Windsor Fund                                               10,588,516

7.  NONEXEMPT TRANSACTIONS:

As reported on Schedule II, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and the Company.

8.  SUBSEQUENT EVENT:

The Company acquired substantially all of the assets of the Sweco Division of Emerson ("Sweco") on December 15, 2000. Certain former employees of Sweco were given prior service credit for employment under Sweco and became eligible to participate in the Plan effective January 1, 2001. In addition, under an agreement of the spin-off and merger, certain assets of Emerson-sponsored defined contribution plans were merged into the Plan effective February 28, 2001.

                                                                      SCHEDULE I




                               M-I RETIREMENT PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000



                                                                                                                Current
           Identity of Issue                              Description of Investment                 Cost         Value
---------------------------------------              -----------------------------------            ----     ---------------
Smith International, Inc.*                           Smith International, Inc., common stock         (a)     $    10,076,120

Vanguard Group of Investment Companies*              Vanguard 500 Index Portfolio Fund               (a)          11,000,544

Vanguard Group of Investment Companies*              Vanguard International Growth Fund              (a)           2,358,313

Vanguard Group of Investment Companies*              Vanguard Long-Term Corporate Fund               (a)           1,366,933

Vanguard Group of Investment Companies*              Vanguard Money Market Reserves Prime
                                                        Portfolio                                    (a)           5,802,942

Vanguard Group of Investment Companies*              Vanguard PRIMECAP Fund                          (a)          25,155,689

Vanguard Group of Investment Companies*              Vanguard Retirement Savings Trust               (a)          15,627,887

Vanguard Group of Investment Companies*              Vanguard Wellington Fund                        (a)          43,441,170

Vanguard Group of Investment Companies*              Vanguard Windsor Fund                           (a)          11,175,992

The Plan*                                            Participant loans (highest and lowest
                                                        interest rates are 10.05% and 5.83%,
                                                        respectively)                                (a)           5,557,024
                                                                                                             ---------------

                                        Total investments                                                    $   131,562,614
                                                                                                             ===============


*Identified as a party in interest.

(a)Cost omitted for participant-directed investments.

                                                                     SCHEDULE II




                               M-I RETIREMENT PLAN


                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



                       Relationship to
                       Plan, Employer                                                                              Interest
  Identity of             or Other                Description of Transactions, Including              Amount       Incurred
Party Involved        Party in Interest        Maturity Date, Rate of Interest and Maturity           Loaned       on Loan
--------------        -----------------    ----------------------------------------------------     -----------    --------
                                           With the conversion of payroll and
                                              human resource systems in the
                                              fourth quarter of 2000, certain
                                              system difficulties were
                                              encountered which resulted in the
                                              delay of two remittances of
                                              contributions to the Plan.

M-I L.L.C.            Employer             Lending of monies from the Plan to the employer
                                              (contributions not timely remitted to the Plan)
                                              as follows-
                                                Deemed loan dated October 23, 2000, maturity of
                                                  October 26, 2000, with interest of 8.46% in
                                                  the quarter outstanding                           $   295,193    $    814
                                                Deemed loan dated December 21, 2000, maturity
                                                  of January 2, 2001, with interest of 8.46% in
                                                  the quarter outstanding                               256,237       2,828
                                                                                                                   --------

                                                                                                                   $  3,642(a)


(a)The employer remitted interest to the Plan subsequent to Plan year-end.

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: June 27, 2001



                                  M-I RETIREMENT PLAN

                                  By:  Administrative Committee for the
                                       M-I Retirement Plan

                                  By:  /s/ Geri D. Wilde

                                       Geri D. Wilde
                                       Assistant Treasurer

                                INDEX TO EXHIBIT



EXHIBIT
NUMBER                       DESCRIPTION
-------                      -----------
23.1                         Consent of Independent Public Accountants